Fairholme Funds, Inc.
4400 Biscayne Blvd., 9th Floor
Miami, FL 33137

September 14, 2011

VIA EDGAR TRANSMISSION

Chad D. Eskildsen
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Fairholme Funds, Inc. (the "Company")
File Nos.: 333-88517 and 811-09607

Dear Mr. Eskildsen:

This letter contains the Company's responses to your follow-on comments of September 2, 2011 to the Semi-Annual Report of the Company, dated May 31, 2011.  The Semi-Annual Report contains financial information for the three existing series of the Company: The Fairholme Fund ("FAIRX"), The Fairholme Focused Income Fund ("FOCIX") and The Fairholme Allocation Fund ("FAAFX")(each a "Fund" and collectively, the "Funds").

For your convenience, each of your comments is set forth below in bold typeface and is followed immediately by the Company's response.

Semi-Annual Report

SEC Staff Comment:  Schedule of Investments.  Due to the size of each Fund's investment in securities issued by AIG and MBIA, the SEC staff believes that such investments represent principal investment strategies of the Fund.  The SEC staff requests that each Fund supplement its prospectus (i) to identify its investments in AIG and MBIA, (ii) to disclose that investing in securities of AIG and MBIA is a principal investment strategy of the Fund, and (iii) to disclose the principal risks of investing in the securities of AIG and MBIA.

Response:  The Funds respectfully disagree with the Staff's assertion that, due to the size of their respective investments in AIG and MBIA, such investments represent a principal investment strategy of the Funds.  For the following reasons, the Funds have determined not to supplement their prospectus as requested by the Staff.

Fairholme Funds, Inc.
September 14, 2011

As noted in the response letter, dated August 25, 2011, no Fund maintains a strategy, i.e., a policy, practice or technique, of investing a specified percentage of its assets in a specific issuer or in a specific industry.  The Funds believe incorporating prospectus disclosure with respect to a strategy that the Funds have not adopted would be inappropriate and potentially misleading.

The Funds believe that they have included appropriate disclosure in their prospectus of the principal investment strategy pursuant to which they invested in AIG and MBIA.  Each Fund has identified the focused portfolio strategy as a principal investment strategy.  The implementation of this focused portfolio strategy for each Fund by Fairholme Capital has resulted in a limited number of issuers in each Fund's portfolio, including AIG and MBIA.  Under the focused portfolio strategy, issuers in which each Fund invests vary from time to time based on Fairholme Capital's assessment of each specific issuer and how such investments best implement the investment strategy.

Risks associated with the focused portfolio strategy are disclosed in the prospectus as principal risks of each Fund.  Specifically, each Fund has a principal risk entitled "Focused Portfolio and Non-Diversification Risks."  This risk disclosure highlights the risks of maintaining a focused portfolio, including that in such a focused portfolio the value of a single issuer's security may have a more significant effect, either negative or positive, on the Fund's NAV.

SEC Staff Comment:  Schedule of Investments.  In light of FAAFX's investments in AIG and MBIA as of May 31, 2011, please confirm that FAAFX complied with its policy not to concentrate investments in an industry ("concentration policy") in connection with the investments in AIG and MBIA.

Response:  The Fund confirms that it complied with its concentration policy in connection with its investments in AIG and MBIA.  The Investment Company Act of 1940, as amended, does not define "industry or group of industries."  In Guide 19 of the Guidelines to Form N-1A, the SEC staff stated that:

In determining industry classifications, [a registrant]* * * may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.

As disclosed in their Semi-Annual Report, the Funds use the "Multi-Line Insurance" industry classification and the "Surety Insurance" industry classification and have included AIG within the former and MBIA within the latter.  These industry classifications follow generally the Global Industry Classification Standard sub-industry classifications of "Multi-Line Insurance" and "Reinsurance."  The Funds use these separate industry classifications because they believe the business models, clients, source of revenues and earnings, and risks of companies within the Multi-Line Insurance classification differ materially from the business models, clients, source of revenues and earnings, and risks of companies within the Surety Insurance classification.  The Funds believe that these separate industry classifications are reasonable and not so broad that the primary economic characteristics of the companies in each class are materially different.

Fairholme Funds, Inc.
September 14, 2011

* * * * * * * *

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (202) 737-8833.

Sincerely,

/s/ Paul M. Miller

Paul M. Miller

cc:           Paul R. Thomson, CCO

SK 22146 0003 1225416